As filed with the U.S. Securities and Exchange Commission on September 11, 2024

Registration No. 333-281988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3 ON

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADITXT, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3204328
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2569 Wyandotte Street, Suite 101

Mountain View, CA 94043

(650) 870-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Amro Albanna

Aditxt, Inc.

Chief Executive Officer

2569 Wyandotte Street

Suite 101

Mountain View, CA 94043

(650) 870-1200

(Name, address including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard A. Friedman, Esq.

Sean F. Reid, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

Tel: (212) 653-8700

Fax: (212) 653-8701

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Aditxt, Inc., a Delaware corporation (the “Company”) filed a Registration Statement on Form S-3 on September 6, 2024 (Registration No. 333-281988) (the “Registration Statement”). This Amendment No. 1 to Form S-3 is being filed to convert the Registration Statement on Form S-3 into a Registration Statement on Form S-1.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated September 11, 2024

Aditxt, Inc.

Up to $150,000,000 of Common Stock

This prospectus relates to the resale of up to $150,000,000 of shares of our common stock that we may issue and sell to Seven Knots, LLC (“Seven Knots”) from time to time, in our sole discretion, under a common stock purchase agreement that we entered into with Seven Knots on May 2, 2024 (the “Purchase Agreement”). This prospectus covers the resale of these shares by Seven Knots to the public. See “Seven Knots Transaction” for a description of the Purchase Agreement and additional information regarding Seven Knots. Seven Knots is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The purchase price for the shares will be based on formulas set forth in the Purchase Agreement depending upon the type of purchase notice that we submit to Seven Knots from time to time. We will pay the expenses incurred in connection with the issuance of the shares of our common stock. See “Plan of Distribution.”

The total purchase commitment under the Purchase Agreement is $150,000,000. As of the date of this prospectus, we have not issued or sold any shares of our common stock pursuant to the Purchase Agreement.

Our common stock is presently listed on The Nasdaq Capital Market under the symbol “ADTX.” On September 10, 2024, the last reported sale price of our common stock was $0.496 per share.

Investing in our securities involves various risks. See “Risk Factors” beginning on page 19 for more information on these risks. Additional risks will be described in the related prospectus supplements under the heading “Risk Factors.” You should review that section of the related prospectus supplements for a discussion of matters that investors in our securities should consider.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2024.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Unless the context indicates otherwise, references in this prospectus to “Aspira,” “the Company,” “we,” “us,” “our” and similar references refer to Aditxt, Inc.

BUSINESS

Overview and Mission

We believe the world needs—and deserves—a new approach to innovating that harnesses the power of large groups of stakeholders who work together to ensure that the most promising innovations make it into the hands of people who need them most.

We were incorporated in the State of Delaware on September 28, 2017, and our headquarters are in Mountain View, California. The company was founded with a mission of bringing stakeholders together, to transform promising innovations into products and services that could address some of the most challenging needs. The socialization of innovation through engaging stakeholders in every aspect of it, is key to transforming more innovations, more rapidly, and more efficiently.

At inception, the first innovation we took on was an immune modulation technology titled ADI/Adimune with a focus on prolonging life and enhancing life quality of patients that have undergone organ transplants. Since then, we expanded our portfolio of innovations, and we continue to evaluate a variety of promising health innovations.

Our Model

We are not focused on a single idea or a single molecule. We believe that it is about making sure the right innovation is made possible. Our business model has three main components as follows:

(1)	Securing an Innovation: Our process begins with identifying and securing innovations through licensing or acquisition of an innovation asset. Assets come from a variety of sources including research institutions, government agencies, and private organizations.

(2)	Growing an Innovation: Once an innovation is secured, we surround it with activation resources that take a systemized approach to bringing that idea to life. Our activation resources include innovation, operations, commercialization, finance, content and engagement, personnel, and administration.

(3)	Monetizing an Innovation: Our goal is for each innovation to become commercial-stage and financially and operationally self-sustainable, to create shareholder value.

We engage various stakeholders for each of our programs on every level. This includes identifying researchers and research institution partners, such as Stanford University; leading health institutions to get critical trials underway, such as Mayo Clinic; manufacturing partners who enable us to take innovations from preclinical to clinical; municipalities and governments, such as the city of Richmond and the state of Virginia and public health agencies who work with us to launch our program, Pearsanta’s laboratory; and thousands of shareholders around the globe. We seek to enable promising innovation to become purposeful products that have the power to change lives.

Our Value Proposition

We believe that far too often, promising treatment or technology does not reach commercialization due to lack of expertise, key resources, or efficiency. As a result, potentially life-changing and lifesaving treatments are not available to the individuals who so desperately need them.

We seek to bring the holistic concept of an efficient, socialized ecosystem for advancing and accelerating innovations. Our process: We seek to license or acquire promising innovations. We will then form and build out a subsidiary around each innovation and support the subsidiaries through innovation, operation, commercialization, content and engagement, finance, personnel, and administration to thrive and grow as a successful, monetizable business.

Since our inception, we have built infrastructure consisting of innovation, operation, commercialization, content and engagement, finance, personnel, and administration, to support the rapid transformation of untapped innovations. Each of the main components of our infrastructure has established global access to partnerships with industry leaders, top-rated research and medical institutions, universities, manufacturing and distribution companies, and critical infrastructure such as Clinical Laboratory Improvement Amendments-certified state-of-the art labs and Good Manufacturing Practices manufacturing.

The Shifting Landscape of Innovation

Innovation in general, and health innovations specifically, require significant resources. The convergence of biotech, high-tech, and media offers new possibilities for accelerating breakthrough innovations faster and more efficiently. This approach reflects our mission of “Making Promising Innovations Possible, Together”.

People deserve access to innovative solutions that have never been more within reach. We believe the best idea, best product and the best solution will come from creating an ecosystem where all stakeholders, such as vendors, customers, municipalities, and shareholders contribute. When we disrupt the way we’re innovating, through our collaborative model, we believe we can move faster and more efficiently to activate viable solutions that have the potential to make a measurable impact.

Our Growth Strategy

We believe that the era of precision and personalized medicine is here and that people around the globe would benefit from health diagnostics and treatments that more accurately pinpoint the problems and more precisely treat the condition. In addition to our current programs, Adimune and Pearsanta, we look to bring in future health innovations in the areas of software and AI, medical devices, therapeutics, and other technologies that take a fundamentally different approach to health because they prioritize personalized precision medicine, timely disease root cause analysis, and targeted treatments.

Year over year, we plan to continue building our infrastructure and securing more personalized and precision health innovations that align with our mission. These opportunities may come in different forms such as intellectual property, an early-stage company, or a late-stage company. We will continue to scale our systemized approach to the innovation process, making large-scale automation and enterprise systems available to our portfolio companies at every stage of their growth. Specifically, certain subsidiaries will need to grow through further M&A activities, operational infrastructure implementation, and development or acquisition of critical technologies.

Our Team

Aditxt is led by an entrepreneurial team with passion for transforming promising innovations into successful businesses. Our leadership come from a variety of different industries, with collective expertise in founding startup innovation companies, developing and marketing biopharmaceutical and diagnostic products, designing clinical trials, manufacturing, and management of private and public companies. We have deep experience in identifying and accessing promising health innovations and developing them into products and services with the ability to scale. We understand the capital markets, both public and private, as well as M&A and facilitating complex IPOs.

The following are profiles of three subsidiaries we have formed, including the terms of the intellectual property licenses that have been sublicensed from Aditxt to help build each of the businesses.

OUR PROGRAMS

We are a commercial-stage company with a mission of bringing stakeholders together, to transform promising innovations into products and services that could address some of the most challenging needs. Our current focus spans five critical areas: immune health, precision health, population health, women’s health, and neurologic health. We are developing a robust portfolio and pipeline of products at various stages of development and also regularly seek to acquire complementary assets and products through acquisitions and other strategic transactions. Set forth below is a summary of our current programs.

Program	Focus	Product	Indication	Development	Pre-Launch	Commercial
Adimune	Immune Health	ADI-100	Psoriasis	X
Adimune	Immune Health	ADI-100	Type 1 diabetes	X
Adimune	Immune Health	ADI-100	Stiff-persons syndrome	X
Adimune	Immune Health	ADI-100	Skin allografting	X
Pearsanta	Precision Health	AditxtScore Ab	COVID-19	X	X	X
Pearsanta	Precision Health	AditxtScore NAb	COVID-19	X	X	X
Pearsanta	Precision Health	MET	Endometriosis	X	X
Pearsanta	Precision Health	MPT	Prostate CA	X	X
Pearsanta	Precision Health	UTI	Advanced UTI	X
Pearsanta	Precision Health	MOT	Ovarian CA	X
Pearsanta	Precision Health	PLT	Lung CA	X
Pearsanta	Precision Health	LFA-RVP	Flu A/B, COVID	X
Pearsanta	Precision Health	AditxtScore T1D	Type 1 diabetes	X
Pearsanta	Precision Health	AditxtScore CNS	NMO & MOGAD	X
Brain Scientific	Neuro Health	NeuroCap/NeuroEEG	Epilepsy/TBI/Dementia	X	X

ADIMUNE

Adimune™, Inc. (“Adimune”) is focused on leading our immune modulation therapeutic programs. Adimune’s proprietary immune modulation product Apoptotic DNA Immunotherapy™, or ADI-100™, utilizes a novel approach that mimics how our bodies naturally induce tolerance to our own tissues. It includes two DNA molecules designed to deliver signals to induce tolerance. ADI-100 has been successfully tested in several preclinical models (e.g., skin grafting, psoriasis, type 1 diabetes, multiple sclerosis).

In May 2023, Adimune entered into a clinical trial agreement with Mayo Clinic to advance clinical studies targeting autoimmune diseases of the central nervous system (“CNS”) with the initial focus on the rare, but debilitating, autoimmune disease Stiff Person Syndrome (“SPS”). According to the National Organization of Rare Diseases, the exact incidence and prevalence of SPS is unknown; however, one estimate places the incidence at approximately one in one million individuals in the general population.

Pending approval by the International Review Board, a human trial for SPS is expected to commence in the first half of 2024 with enrollment of 10 to 15 patients, some of whom may also have type 1 diabetes. ADI-100™ will initially be tested for safety and efficacy. ADI-100™ is designed to tolerize against an antigen known as glutamic acid decarboxylase (“GAD”), which is implicated in type-1 diabetes, psoriasis, and many autoimmune diseases of the CNS.

Background

The discovery of immunosuppressive (anti-rejection and monoclonal) drugs over 40 years ago enabled life-saving organ transplantation procedures and blocking of unwanted immune responses in autoimmune diseases. However, immune suppression leads to significant undesirable side effects, such as increased susceptibility to life-threatening infections and cancers, because it indiscriminately and broadly suppresses immune function throughout the body. While the use of these drugs has been justifiable because they prevent or delay organ rejection, their use for treatment of autoimmune diseases and allergies may not be acceptable because of the aforementioned side effects. Furthermore, often transplanted organs ultimately fail despite the use of immune suppression, and about 40% of transplanted organs survive no more than five years.

Through Aditxt, Adimune has the right to use to the exclusive worldwide license for commercializing ADI™ nucleic acid-based technology (which is currently at the pre-clinical stage) from Loma Linda University (“LLU”). ADI™ uses a novel approach that mimics the way the body naturally induces tolerance to our own tissues (“therapeutically induced immune tolerance”). While immune suppression requires continuous administration to prevent rejection of a transplanted organ, induction of tolerance has the potential to retrain the immune system to accept the organ for more extended periods of time. ADI™ may allow patients to live with transplanted organs with significantly reduced immune suppression. ADI™ is a technology platform which we believe can be engineered to address a wide variety of indications.

Advantages

ADI™ is a nucleic acid-based technology (e.g., DNA-based), which we believe selectively suppresses only those immune cells involved in attacking or rejecting self and transplanted tissues and organs. It does so by tapping into the body’s natural cell turnover process (i.e., apoptosis) to retrain the immune system to stop unwanted attacks on self or transplanted tissues. Apoptosis is a natural process used by the body to clear dying cells and to allow recognition and tolerance to self-tissues. ADI™ triggers this process by enabling immune system cells to recognize the targeted tissues as “self.” Conceptually, it is designed to retrain the immune system to accept the tissues, similar to how natural apoptosis reminds our immune system to tolerate to our own “self” tissues.

While various groups have promoted tolerance through cell therapies and ex vivo manipulation of patient cells (i.e., takes place outside the body), to our knowledge, we will be unique in our approach of using in-body induction of apoptosis to promote tolerance to specific tissues. In addition, ADI™ treatment itself will not require additional hospitalization but only an injection of minute amounts of the therapeutic drug into the skin.

Moreover, preclinical studies have demonstrated that ADI™ treatment significantly and substantially prolongs graft survival, in addition to successfully “reversing” other established immune-mediated inflammatory processes.

License Agreement with Loma Linda University

On March 15, 2018, we entered into a License Agreement with LLU (the “LLU License Agreement”), which was subsequently amended on July 1, 2020. Pursuant to the LLU License Agreement, we obtained the exclusive royalty-bearing worldwide license to all intellectual property, including patents, technical information, trade secrets, proprietary rights, technology, know-how, data, formulas, drawings, and specifications, owned or controlled by LLU and/or any of its affiliates and related to therapy for immune-mediated inflammatory diseases (the ADI™ technology). In consideration for the LLU License Agreement, we issued 25,000 shares of common stock to LLU.

PEARSANTA

Pearsanta, Inc. (Pearsanta”) is focused on precision health, leveraging cutting-edge diagnostic technologies for disease detection and management. We believe that timely and personalized testing enables far more informed treatment decisions. Pearsanta aims to empower consumers to monitor their health more proactively, offering a complete picture of someone’s dynamic health status, including genetic makeup and medication response. Central to Pearsanta’s innovation are the AditxtScore™ technology platform and the Mitomic® Technology Platform, which we acquired from MDNA Life Sciences, Inc. (“MDNA”) in January 2024.

Licensed Technologies – AditxtScore™

We have sublicensed to Pearsanta, an exclusive worldwide sublicense for commercializing the AditxtScore™ technology, which provides a personalized, comprehensive immune system profile. AditxtScore™ is intended to detect individual immune responses to viruses, bacteria, peptides, drugs, supplements, bone marrow and solid organ transplants, and cancer. It also has broad applicability to many other agents of clinical interest impacting the immune system, including those not yet identified, such as emerging infectious agents.

AditxtScore™ is being developed to enable individuals and their healthcare providers to understand, manage, and monitor their immune profiles and to stay informed about attacks on or by their immune system. AditxtScore can also assist the medical community and individuals by anticipating the immune system’s potential response to viruses, bacteria, allergens, and foreign tissues such as transplanted organs. This technology may be able to serve as a warning signal, thereby allowing for more time to respond appropriately. Its advantages include providing simple, rapid, accurate, high throughput assays that can be multiplexed to determine the immune status concerning several factors simultaneously in approximately 3-16 hours. Additionally, it can evaluate and differentiate between distinct types of cellular and humoral immune responses (e.g., T and B cells and other cell types). It also provides for simultaneous monitoring of cell activation and levels of cytokine release (i.e., cytokine storms).

We are actively involved in the regulatory approval process for AditxtScore™ assays for clinical use and securing manufacturing, marketing, and distribution partnerships for application in various markets. To obtain regulatory approval to use AditxtScore™ as a clinical assay, we have conducted validation studies to evaluate its performance in detecting antibodies and plan to continue conducting additional validation studies for new applications in autoimmune diseases.

Advantages

The sophistication of the AditxtScore technology includes the following:

●	greater sensitivity/specificity;

●	20-fold higher dynamic range, greatly reducing signal to noise compared to conventional assays;

●	ability to customize assays and multiplex a large number of analytes with speed and efficiency;

●	ability to test for cellular immune responses (i.e., T and B cells and cytokines); and

●	proprietary reporting algorithm.

License Agreement with Leland Stanford Junior University (“Stanford”)

On February 3, 2020, we entered into an exclusive license agreement (the “February 2020 License Agreement”) with Stanford regarding a patent concerning a method for detection and measurement of specific cellular responses. Pursuant to the February 2020 License Agreement, we received an exclusive worldwide license to Stanford’s patent with regard to use, import, offer, and sale of Licensed Products (as defined in the February 2020 License Agreement). The license to the patented technology is exclusive, including the right to sublicense, beginning on the effective date of the agreement, and ending when the patent expires. Under the exclusivity agreement, we acknowledged that Stanford had already granted a non-exclusive license in the Nonexclusive Field of Use, under the Licensed Patents in the Licensed Field of Use in the Licensed Territory (as those terms are defined in the February 2020 License Agreement). However, Stanford agreed not to grant further licenses under the Licensed Patents in the Licensed Field of Use in the Licensed Territory. On December 29, 2021, we entered into an amendment to the February 2020 License Agreement which extended our exclusive right to license the technology deployed in AditxtScore™ and securing worldwide exclusivity in all fields of use of the licensed technology.

Mitomic® Technology Platform

In January 2024, we acquired the assets comprising our mitomic technology platform from MDNA. This platform seeks to harness the unique properties of mitochondrial DNA (“mtDNA”) to detect disease through non-invasive, blood-based liquid biopsies.

The Mitomic® Technology Platform is designed to identify specific mutations in mtDNA indicative of various diseases. Due to its high mutation rate and cell persistence, mitochondrial DNA is an excellent biomarker for early disease detection. This platform allows for the rapid and accurate identification of disease-associated biomarkers, which can significantly enhance early diagnosis and treatment.

Key Products Under Development at Time of Acquisition:

Mitomic® Endometriosis Test (MET™):

●	Purpose: To provide an accurate and non-invasive diagnosis of endometriosis, a condition that affects approximately 1 in 10 women of reproductive age worldwide.

●	Clinical Validation: MET™ has demonstrated high accuracy in predicting surgical outcomes in women suspected of having endometriosis. The test has shown significant promise in reducing the diagnostic delay, which averages around ten years.

●	Impact: Early and precise diagnosis through MET™ can lead to timely and effective treatment, significantly improving patient outcomes and quality of life

Mitomic® Prostate Test (MPT™):

●	Purpose: To enhance the detection of clinically significant prostate cancer, reducing reliance on PSA testing, which often results in false positives and over-diagnosis.

●	Clinical Validation: MPT™ has shown the ability to predict prostate cancer accurately, distinguishing between aggressive and non-aggressive forms. This specificity is crucial in guiding treatment decisions and reducing unnecessary interventions.

●	Impact: MPT™ aims to improve patient outcomes by ensuring that only those with clinically significant prostate cancer receive treatment, thereby avoiding the side effects of unnecessary procedures.

To date, our primary focus with respect to the Mitomic Technology Platform has been the integration of such assets into our business. Our initial plans for the Mitomic Technology Platform are to complete product development, manufacturing and clinical validation of the MET™ and the MPT™.:

BRAIN SCIENTIFIC

We do not believe that precision health is limited to biochemical or immunological testing data. We continue to seek to identify platform technologies that enhance our portfolio of product lines that meet our vision of improving health by providing better access to care and developing innovative therapies. We believe that neurological testing also provides important information regarding brain health. We identified certain assets that were then subject to an insolvency proceeding that we believe have the potential to expand the use of EEG recordings more easily and make them more accessible in decentralized locations. We believe that these assets also have the potential to gather and process data obtained from various media (e.g. electroencephalogram (“EEG”) recordings, MRI and other imaging media) to assist with more complex diagnoses.

In January 2024, we entered an Assignment and Assumption Agreement (the “Brain Assignment Agreement”) with the agent (the “Agent”) of certain secured creditors (the “Brain Creditors”) of Brain Scientific, Inc., a Nevada corporation (“Brain Scientific”) and Philip J. von Kahle (the “Brain Seller”), as assignee of Brain Scientific and certain affiliated entities (collectively, the “Brain Companies”) under an assignment for the benefit of creditors pursuant to Chapter 727 of the Florida Statutes. Pursuant to the Brain Assignment Agreement, the Agent assigned its rights under that certain Asset Purchase and Settlement Agreement dated October 31, 2023 between the Brain Seller and the Agent (the “Brain Asset Purchase Agreement”) to the Company in consideration for the issuance by the Company of an aggregate of 6,000 shares of our newly designated Series B-1 Convertible Preferred Stock. In connection with the Brain Assignment Agreement, we entered into a patent assignment with the Brain Seller, pursuant to which the Brain Seller assigned all of its rights, titles and interests in certain patents and patent applications that were previously held by the Brain Companies to us. The intellectual property acquired relates to certain neurology products and motion products.

Neurology Products

The neurology products were designed to simplify the completion of EEG recordings in a more ambulatory setting. The NeuroCap™ and NeuroEEG™ products, which were 510K FDA cleared pre-launch ready, are focused on providing efficient tools to the EEG medical market. These technologies were designed to allow a miniature, wireless, clinical device capable of recording an EEG and provide the data to medical staff without the need to use bulky hardware or a neurology technician for the placement of the cap.

The NeuroCap™ is an FDA-cleared disposable, soft layered cap with an integrated electrode circuit designed to address conventional EEG systems’ existing problems. The silver embedded wiring is pre-gelled, requiring no preparation of the skin before application. NeuroCap™ makes it possible for medical staff of all levels to perform EEG tests, without having to laboriously apply electrodes one-by-one or spend considerable time cleaning an EEG headset after each use.

The NeuroCap™ works in parallel with the NeuroEEG™ amplifier device to carry out EEG tests. The NeuroCap™ can also work with other EEG devices. The NeuroCap™’s electrode placement follows standard alignment pursuant to the international 10-20 system. The acquisition of electrical brain activity is carried out by non-invasive pre-gelled passive Ag/AgCl scalp (cutaneous) electrodes, ensuring maximum comfort for the wearer.

The motion products are small piezoelectric motors which are designed for and expected to have valuable and beneficial uses as motors within medical devices and devices outside of the MedTech industry. We believe that these technologies will help us expand our technology focused products.

ADIVIR

Formed in April of 2023, Adivir™, Inc. (“Adivir”) is Aditxt’s most recently formed wholly owned subsidiary, dedicated to the clinical and commercial development efforts of innovative antiviral products, which have the potential to address a wide range of infectious diseases, including those that currently lack viable treatment options.

Background

On April 18, 2023, we entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Cellvera Global Holdings LLC (“Cellvera Global”), Cellvera Holdings Ltd. (“BVI Holdco”), Cellvera, Ltd. (“Cellvera Ltd.”), Cellvera Development LLC (“Cellvera Development” and together with Cellvera Global, BVI Holdco, Cellvera Ltd. and Cellvera Development (the “Sellers”), AiPharma Group Ltd. (“Seller Owner” and collectively with the Sellers, “Cellvera”), and the legal representative of Cellvera, pursuant to which, the Company will purchase Cellvera’s 50% ownership interest in G Response Aid FZE (“GRA”), certain other intellectual property and all goodwill related thereto (the “Acquired Assets”). Unless expressly stated otherwise herein, capitalized terms used but not defined herein have the meanings ascribed to them in the Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, the consideration for the Acquired Assets consists of (A) $24.5 million, comprised of: (i) the forgiveness of the Company’s $14.5 million loan to Cellvera Global, and (ii) approximately $10 million in cash, and (B) future revenue sharing payments for a term of seven years. GRA holds an exclusive, worldwide license for the antiviral medication, Avigan® 200mg, excluding Japan, China and Russia. The other 50% interest in GRA is held by Agility, Inc. (“Agility”).

Additionally, upon the closing, the share exchange agreement previously entered into as of December 28, 2021, between Cellvera f/k/a AiPharma Global Holdings, LLC (together with other affiliates and subsidiaries) and the Company, and all other related agreements, will be terminated.

The obligations of the Company to consummate the closing under the Asset Purchase Agreement are subject to the satisfaction or waiver, at or prior to the closing of certain conditions, including but not limited to, the following:

(i)	Satisfactory completion of due diligence;

(ii)	Completion by the Company of financing sufficient to consummate the transactions contemplated by the Asset Purchase Agreement;

(iii)	Receipt by the Company of all required consents from governmental bodies for the acquisition, including but not limited to, any consents required to complete the transfer and assignment of Cellvera’s membership interests in GRA;

(iv)	Receipt of executed payoff letters reflecting the amount required to be fully pay all of each of Seller’s and Seller Owner’s debt to be paid at closing;

(v)	Receipt by the Company of a release from Agility;

(vi)	Execution of an agreement acceptable to the Company with respect to the acquisition by the Company of certain intellectual property presently held by a third party;

(vii)	Execution of an amendment to an asset purchase agreement previously entered into by Cellvera with a third party that effectively grants the Company the rights to acquire the intellectual property from the third party under such agreement;

(viii)	Receipt of a fairness opinion by the Company with respect to the transactions contemplated by the Asset Purchase Agreement; and

(ix)	Receipt by the Company from the Seller Owner of written consent, whether through its official liquidator or the board of directors of Seller Owner, to the sale and purchase of the acquired assets and assumed liabilities pursuant to the Asset Purchase Agreement.

There can be no assurance that the conditions to closing will be satisfied or that the proposed acquisition will be completed as proposed or at all.

Our commitment to building our antiviral portfolio is strategic and timely. We believe that there has never has there been a more important time to address the growing global need to uncover new treatments or commercialize existing ones that treat life-threatening global viral infections.

Recent Developments

Senior Note Waiver and Side Letter

On August 28, 2024, we entered into a Waiver to Senior Note (the “Waiver”) with each of the holders of the May Senior Notes (defined below), pursuant to which effective as of August 21, 2024, each holder waived, in part, the definition of Maturity Date in the May Senior Note, such that the August 22, 2024 shall be deemed to be replaced with September 30, 2024. In connection with the Waiver, we also entered into a letter agreement (the “Letter Agreement”) with each of the holders, pursuant to which we agreed that we would apply 40% of the net proceeds from: (i) any sales of securities utilizing our currently effective Registration Statement on Form S-3 (a “Shelf Takedown”), (ii) sales of our common stock under its Common Stock Purchase Agreement dated May 2, 2023 with the Selling Stockholder (the “ELOC”), or (iii) any public offering of securities registered in a Registration Statement on Form S-1 (a “Public Offering”), to make payments on the May Senior Notes and the July Senior Notes (defined below). In addition, pursuant to the Letter Agreement, commencing on the date that the May Senior Notes and July Senior Notes have been repaid in full, we shall redeem all holders (each, a “Series C-1 Holder”) of our then outstanding Series C-1 Convertible Preferred Stock (ratably based on the amount of Preferred Stock then held by each Series C-1 Holder) in an amount equal to, in the aggregate among all Series C-1 Holders, 40% of the net proceeds raised from any Shelf Takedowns, any sales of common stock under the ELOC or any Public Offering (“Non-Participation Redemption”). In addition to the foregoing Non-Participation Redemption, in connection with any Shelf Takedown or Public Offering, in the event that a Series C-1 Holder participates in such Shelf Takedown or a Public Offering, we shall, in addition to the amounts paid to such Series C-1 Holder in the foregoing sentence, use 50% of the gross proceeds received in such Shelf Takedown or Public Offering from such Series C-1 Holder to redeem such Series C-1 Holder’s shares of Series C-1 Convertible Preferred Stock.

Payment Agreement

On August 14, 2024, we entered into a Payment Agreement with H.C. Wainwright & Co., LLC (the “Payment Agreement”), pursuant to which we agreed (i) on or prior to September 15, 2024, to pay Wainwright $162,206.96 of certain outstanding fees from our May 2024 private placement and to issue warrants to purchase 96,786 shares of the Company’s common stock at an exercise price of $3.2438 per share, commencing six months following issuance for a term of five years from the date of issuance and (ii) on or prior to October 15, 2024, to pay the remaining $162,206 of the outstanding fees from our May 2024 private placement. In addition, pursuant to the Payment Agreement, the Company agreed to make one-time cash payment of $190,000 to Wainwright in satisfaction of certain obligations of Evofem Biosciences, Inc. (“Evofem”) to Wainwright no later than five days following the closing of our merger with Evofem (the “Wainwright Evofem Payment”), provided however, that we shall not be obligated to pay the Wainwright Evofem Payment in the event that the merger has not closed by October 15, 2024 or the merger is terminated.

August 2024 Registered Direct Offering

On August 8, 2024, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors, pursuant to which we sold to such investors 188,000 shares of common stock, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 942,189 shares of common stock, having an exercise price of $0.001 per share, at a purchase price of $1.06 per share of common stock and a purchase price of $1.059 per Pre-Funded Warrant (the “Offering”). The shares of common stock and Pre-Funded Warrants (and shares of common stock underlying the Pre-Funded Warrants) were offered by the Company pursuant to its shelf registration statement on Form S-3 (File No. 333-280757), which was declared effective by the Securities and Exchange Commission on August 6, 2024. The closing of the sales of these securities under the Purchase Agreement took place on August 9, 2024.

The gross proceeds from the offering were approximately $1.2 million, prior to deducting placement agent’s fees and other offering expenses payable by the Company. The Company used $500,000 of the net proceeds from the offering to fund certain obligations under its Amended and Restated Merger agreement with Evofem Biosciences, Inc and the remainder for working capital and other general corporate purposes.

Securities Exchange Agreement

On August 7, 2024, we entered into a Securities Exchange Agreement with the holder of (i) pre-funded warrants to purchase up to 1,237,114 shares of our common stock and (ii) warrants to purchase up to 2,474,228 shares of the Company’s Common Stock, at a purchase price of $4.85 per share, pursuant to which the Company agreed to exchange the pre-funded warrants and warrants for: (i) an aggregate of 6,667 shares of the Company’s Series C-1 Convertible Preferred Stock, and (ii) warrants to purchase 2,569,171 shares of the Company’s Common Stock at an exercise price of $1.49 per share for a term of five years.

Increase in Authorized Shares of Common Stock

On August 7, 2024, we filed with the Secretary of State of Delaware an amendment to our Certificate of Incorporation, (the “Charter Amendment”) to increase the number of authorized common stock from 100,000,000 shares to 1,000,000,000 shares. The Charter Amendment was approved by our stockholders at our Annual Meeting of Stockholders held on August 7, 2024.

Amended and Restated Agreement and Plan of Merger

On July 12, 2024 (the “Execution Date”), the Company entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with Adifem, Inc. f/k/a Adicure, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Evofem Biosciences, Inc., a Delaware corporation (“Evofem”), pursuant to which, Merger Sub will be merged into and with Evofem (the “Merger”), with Evofem surviving the Merger as a wholly owned subsidiary of the Company. The Merger Agreement amended and restated that certain Agreement and Plan of Merger dated as of December 11, 2023 by and among the Company, Merger Sub and Evofem (as amended, the “Original Agreement”). In connection with the Merger Agreement, the Company paid an Initial Payment of$1,000,000 to Evofem.

Effect on Capital Stock and Additional Amendments

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) all issued and outstanding shares of common stock, par value $0.0001 per share of Evofem (“Evofem Common Stock”), other than any shares of Evofem Common Stock either held by the Company or Merger Sub immediately prior to the Effective Time or which are Dissenting Shares (as hereinafter defined), will be converted into the right to receive an aggregate of $1,800,000; and (ii) each issued and outstanding share of Series E-1 Preferred Stock, par value $0.0001 of Evofem (the “Evofem Unconverted Preferred Stock”), other than any shares of Evofem Unconverted Preferred Stock either held by the Company or Merger Sub immediately prior to the Effective Time or which are Dissenting Shares, will be converted into the right to receive one (1) share of Series A-2 Preferred Stock, par value $0.001 of the Company (the “Company Preferred Stock”), having such rights, powers, and preferences set forth in the form of Certificate of Designation of Series A-2 Preferred Stock, the form of which is attached as Exhibit C to the Merger Agreement.

Any Evofem capital stock outstanding immediately prior to the Effective Time and held by an Evofem shareholder who has not voted in favor of or consented to the adoption of the Merger Agreement and who is entitled to demand and has properly demanded appraisal for such Company Capital Stock in accordance with the Delaware General Corporation Law (“DGCL”), and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (such Evofem capital Stock, “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration and, instead, shall be entitled to only those rights as set forth in the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his, her or its right to appraisal under the DGCL, with respect to any Dissenting Shares, upon surrender of the certificate(s) representing such Dissenting Shares, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the merger consideration, if any, to which such Evofem capital stock is entitled pursuant to the Merger Agreement, without interest.

As a closing condition for the Company, there shall be no more than 4,141,434 Dissenting Shares that are Evofem Common Stock or 98 Dissenting Shares that are Evofem Preferred Stock.

At the Effective Time, each option outstanding under the Evofem 2014 Equity Incentive Plan, the Evofem 2018 Inducement Equity Incentive Plan and the Evofem 2019 Employee Stock Purchase Plan (collectively, the “Evofem Option Plans”), whether or not vested, will be canceled without the right to receive any consideration, and the board of directors of Evofem shall take such action such that the Evofem Option Plans are cancelled as of the Effective Time.

As soon as practicable following the Execution Date, Evofem will take all action that may be reasonably necessary to provide that: (i) no new offering period will commence under the Evofem 2019 Employee Stock Purchase Plan (the “Evofem ESPP”); (ii) participants in the Evofem ESPP as of the Execution Date shall not be permitted to increase their payroll deductions or make separate non-payroll contributions to the Evofem ESPP; and (iii) no new participants may commence participation in the Evofem ESPP following the Execution Date. Prior to the Effective Time, Evofem will take all action that may be reasonably necessary to: (A) cause any offering period or purchase period that otherwise be in progress at the Effective Time to be the final offering period under the Evofem ESPP and to be terminated no later than five business days prior to the anticipated closing date (the “Final Exercise Date”); (B) make any pro-rata adjustments that may be necessary to reflect the shortened offering period or purchase period; (C) cause each participant’s then-outstanding share purchase right under the Evofem ESPP to be exercised as of the Final Exercise Date; and (D) terminate the Evofem ESPP, as of and contingent upon, the Effective Time.

Amendment No. 1 to Amended and Restated Merger Agreement

On August 16, 2024, the Company, Merger Sub and Evofem entered into Amendment No. 1 to the Amended and Restated Merger Agreement (“Amendment No. 1”), pursuant to which the date by which the Company is to make the Third Parent Equity Investment (as defined under the Amended and Restated Merger Agreement) was amended to the earlier of September 6, 2024 or five (5) business days of the closing of a public offering by Parent resulting in aggregate net proceeds to Parent of no less than $20,000,000.

Amendment No. 2 to Amended and Restated Merger Agreement

On September 6, 2024, the Company, Merger Sub and Evofem entered into Amendment No. 2 to the Amended and Restated Merger Agreement (“Amendment No. 1”), pursuant to which the date by which the Company shall make the Third Parent Equity Investment was amended from September 6, 2024 to September 30, 2024 and adjust the amount of such investment from $2 million to $1.5 million, and to extend the date by which Aditxt shall make the Fourth Parent Equity Investment (as defined under the Amended and Restated Merger Agreement) was amended from September 30, 2024 to October 31, 2024 and adjust the amount of such investment from $1 million to $1.5 million.

Securities Purchase Agreement – Evofem Series F-1 Convertible Preferred Stock

On July 12, 2024 (the “Closing Date”), the Company completed the Initial Parent Equity Investment (as defined under the Merger Agreement) and entered into a Securities Purchase (the “Series F-1 Securities Purchase Agreement”) with Evofem, pursuant to which the Company purchased 500 shares of Evofem’s Series F-1 Convertible and Redeemable Preferred Stock par value $0.0001 per share (“Evofem F-1 Preferred Stock”) for an aggregate purchase price of $500,000. In connection with the Series F-1 Securities Purchase Agreement, the Company and Evofem entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Evofem agreed to file with the SEC a registration statement covering the resale of the shares of its common stock issuable upon conversion of the Evofem Series F-1 Preferred Stock within 300 days of the Closing Date and to have such registration statement declared effective by the SEC the earlier of the (i) 90th calendar day after the Closing Date and (ii) 2nd Business Day after the date Evofem is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.

Pursuant to the Merger Agreement, the Company is also obligated to purchase: (i) an additional 500 shares of Evofem Series F-1 Preferred Stock for an additional aggregate purchase price of $500,000 on or prior to August 9, 2024; (ii) an additional 2,000 shares of Evofem Series F-1 Preferred Stock for an additional purchase price of $2 million on the earlier of August 30, 2024 or 5 business days of the closing of a public offering by the Company resulting in aggregate net proceeds to the Company of no less than $20 million; and (iii) an additional 1,000 shares of Evofem Series F-1 Preferred Stock for an additional purchase price of $1 million on or prior to September 30, 2024.

On August 9, 2024, we completed the Second Parent Equity Investment (as defined under the Merger Agreement) and entered into a Securities Purchase Agreement with Evofem, pursuant to which the Company purchased 500 shares of Evofem F-1 Preferred Stock for an aggregate purchase price of $500,000. In connection with the Series F-1 Securities Purchase Agreement, the Company and Evofem entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Evofem agreed to file with the SEC a registration statement covering the resale of the shares of its common stock issuable upon conversion of the Evofem Series F-1 Preferred Stock within 300 days of the closing date and to have such registration statement declared effective by the SEC the earlier of the (i) 90th calendar day after the Closing Date and (ii) 2nd Business Day after the date Evofem is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.

Promissory Note

On April 10, 2024, Sixth Borough Capital Fund, LP (“Sixth Borough”) loaned the Company $230,000. The loan was evidenced by an unsecured promissory note (the “Sixth Borough April Note”). Pursuant to the terms of the Sixth Borough April Note, it will accrue interest at the prime rate of 8.5% per annum and is due on the earlier of April 19, 2024 or an event of default, as defined therein. On May 9, 2024, at which point the balance of the loan was $35,256, Sixth Borough loaned an additional $20,000 to the Company, bringing the balance of the loan to $55,256.03. The loan was evidenced by an unsecured promissory note (the “Upsize Note”). Pursuant to the terms of the Upsize Note, it accrued interest at the 15% per annum and was due on the earlier of June 9, 2024 (the “Maturity Date”) or an event of default, as defined therein. The Company failed to repay the balance on the Maturity Date, and as such was in default on the Upsize Note.

On June 20, 2024, at which point the balance of the Upsize Note was $56,187, Sixth Borough loaned an additional $50,000 to the Company and the Company issued a new note (the “New Note”) to Sixth Borough in the principal amount of $116,806, which includes an original issue discount of 10%. The New Note is subordinate and junior, in all respects, to those certain senior notes in the aggregate principal amount of $986,380 due August 22, 2024 issued by the Company on May 22, 2024 (the “May 2024 Senior Notes”). The New Note bears interest at a rate of 8% per annum and is due on the earlier of (i) November 21, 2024; or (ii) at or before the final closing of the next series of public or private financings, totaling $750,000 or more in the aggregate by the Company, subject to the prior payment in full of all amounts then owing on the May 2024 Senior Notes; or (iii) an Event of Default (as defined in the New Note).

Lease Default

The Company is party to a lease agreement dated as of May 4, 2021 by and between LS Biotech Eight, LLC (the “Landlord”) and the Company (the “Lease”). On May 10, 2024, the Company received written notice (the “Lease Default Notice”) from the Landlord that the Company was in violation of its obligation to (i) pay Base Rent (as defined in the Lease) and Additional Rent (as defined in the Lease) in the amount of $431,182.32 in the aggregate, together with administrative charges and interest, as well as (ii) replenish the Security Deposit (as defined in the Lease) in the amount of $159,375.00, all as required under the Lease. Pursuant to the Lease Default Notice, the Landlord has demanded that a payment of $590,557.31 plus administrative charges and interest, which shall accrue at the Default Rate (as defined in the Lease) be made no later than May 17, 2024. On July 18, 2024 the Company made a payment of $86,279 against the outstanding balance. The Company and the Landlord are currently in talks to agree upon a payment plan.

The Company is working with the Landlord to come to an amicable resolution. However, no assurance can be given that the parties will reach an amicable resolution on a timely basis, on favorable terms, or at all.

Equity Line of Credit

On May 2, 2024, we entered into a common stock purchase agreement (the Purchase Agreement”) with Seven Knots, pursuant to which Seven Knots has agreed to purchase from us, at our direction from time to time, from and after the date effective date of this prospectus and until the termination of the Purchase Agreement, shares of our common stock having a total maximum aggregate purchase price of $150,000,000, upon the terms and subject to the conditions and limitations set forth in the Purchase Agreement. See “Seven Knots Transaction” for a description of the Purchase Agreement and additional information regarding Seven Knots.

May 2024 Private Placement

On May 2, 2024, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors, pursuant to which we agreed to issue and sell to such investors in a private placement (the “Private Placement”): (i) an aggregate of 4,186 shares of our Series C-1 Convertible Preferred Stock (the “Series C-1 Preferred Stock”); (ii) an aggregate of 4,186 shares of our Series D-1 Preferred Stock (the “Series D-1 Preferred Stock”); and (iii) warrants (the “Warrants”) to purchase up to an aggregate of 1,613,092 shares of our common stock.

The Warrants are exercisable commencing six months following the initial issuance date at an initial exercise price of $2.47 per share and expire five years from the date of issuance.

On May 2, 2024, in connection with the Purchase Agreement, we entered into a registration rights agreement with the investors (the “Registration Rights Agreement”), pursuant to which we agreed to prepare and file with the SEC a registration statement on Form S-3 (the “Registration Statement”) covering the resale of the shares of our common stock issuable upon conversion of the Series C-1 Preferred Stock (the “Conversion Shares”) and upon exercise of the Warrants (the “Warrant Shares”): (i) on the later of (x) the 30th calendar day after the closing date, or (y) the 2nd business day following the Stockholder Approval Date (as defined in the Purchase Agreement), with respect to the initial registration statement; and (ii) on the date on which we are required to file any additional Registration Statement pursuant to the terms of the Registration Rights Agreement with respect to any additional Registration Statements that may be required to be filed by us (the “Filing Deadline”). Pursuant to the Registration Rights Agreement, we are required to have the initial Registration Statement declared effective by the SEC on the earlier of: (x) the 60th calendar day after the Filing Deadline (or the 90th calendar day after the Filing Deadline if subject to a full review by the SEC); and (y) the 2nd business day after the date the Company is notified by the SEC that such Registration Statement will not be reviewed. In the event that we fail to file the Registration Statement by the Filing Deadline, have it declared effective by the Effectiveness Deadline, or the prospectus contained therein is not available for use or the investor is not otherwise able to sell its Warrant Shares pursuant to Rule 144, we shall be required to pay the investor an amount equal to 2% of such investor’s Purchase Price (as defined in the Purchase Agreement) on the date of such failure and on every thirty date anniversary until such failure is cured.

May 2024 Senior Note

On May 20, 2024, we issued and sold a senior note (the “Senior Note”) to an accredited investor (the “Holder”) in the original principal amount of $93,918.75 for a purchase price of $75,135.00, reflecting an original issue discount of $18,783.75. Unless earlier redeemed, the Senior Note will mature on August 18, 2024 (the “Note Maturity Date”), subject to extension at the option of the Holder in certain circumstances as provided in the Senior Note. The Senior Note bears interest at a rate of 8.5% per annum, which is compounded each calendar month and is payable in arrears on the Note Maturity Date. The Senior Note contains certain standard events of default, as defined in the Senior Note (each, an “Event of Default”). Upon the occurrence of an Event of Default, the interest rate shall be increased to 18% per annum and the Holder may require the Company to redeem the Senior Note, subject to an additional 5% redemption premium. In addition, if we sell any shares of our common stock pursuant to any equity line of credit, we are required to redeem in cash a portion of the Senior Note equal to the lesser of: (i) the outstanding amount of the Senior Note; and (ii) 80% of 30% of such equity line proceeds, at a redemption price calculated based upon $1.20 for each $1.00 of outstanding amount of the Senior Note. The Senior Note also contains an exchange right, which permits the Holder, in its discretion, to exchange the Senior Note, in whole or in part, for securities to be sold by us in a subsequent placement, subject to certain exceptions and an additional 20% premium of the amount of the Senior Note exchanged. The Senior Note is a senior, unsecured obligation of the Company, ranking senior to all other unsecured indebtedness of the Company.

May 2024 Private Placement

On May 24, 2024, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors pursuant to which we issued and sold senior notes in the aggregate principal amount of $986,379.68 (the “May Senior Notes”) maturing on August 22, 2024, which included the exchange of the previously issued Senior Note in the principal amount of $93,918.75. The Company received cash proceeds of $775,000 from the sale of the May Senior Notes.

Upon an Event of Default (as defined in the May Senior Notes), the May Senior Notes will bear interest at a rate of 14% per annum and the holder shall have the right to require the Company to redeem the May Senior Notes at a redemption premium of 125%. In addition, while the May Senior Notes are outstanding, the Company is required to utilize 100% of the proceeds from any offering of securities to redeem the May Senior Notes. Pursuant to the Securities Purchase Agreement, the Company agreed to use commercially reasonable efforts, including the filing of a registration statement with the SEC for a public offering, to pursue and consummate a financing transaction within 90 days of the closing date. In connection with the issuance of the May Senior Notes, the Company issued an aggregate of 328,468 shares of its common stock (the “Commitment Shares”) as a commitment fee to the investors. Pursuant to the Securities Purchase Agreement, the Company also agreed to file a registration statement with the SEC covering the resale of the Commitment Shares as soon as practicable following notice from an investor, and to cause such registration statement to become effective within 60 days following the filing thereof.

July 2024 Senior Note

On July 9, 2024, we entered into a Securities Purchase Agreement (the “July 2024 Securities Purchase Agreement”) with an accredited investor (the “July 2024 Purchaser”) pursuant to which we issued and sold a senior note in the principal amount of $625,000 (the “July 2024 Note”) maturing on October 7, 2024. We received cash proceeds of $500,000 from the sale of the July 2024 Note.

 Upon an Event of Default (as defined in the July 2024 Note), the July 2024 Note will bear interest at a rate of 14% per annum and the holder shall have the right to require us to redeem the July 2024 Note at a redemption premium of 125%. In addition, while the July 2024 Note is outstanding, we are required to utilize 100% of the proceeds from any offering of securities to redeem the July 2024 Note. Pursuant to the July 2024 Securities Purchase Agreement, we agreed to use commercially reasonable efforts, including the filing of a registration statement with SEC for a public offering, to pursue and consummate a financing transaction within 90 days of the closing date. In connection with the issuance of the July 2024 Note, we issued the July 2024 Purchaser a warrant (the “July 2024 Note Warrant”) to purchase up to 1,250,000 shares of our common stock (the “July 2024 Warrant Shares”). Pursuant to the July 2024 Securities Purchase Agreement, we also agreed to file a registration statement with the SEC covering the resale of the July 2024 Warrant Shares as soon as practicable following notice from an investor, and to cause such registration statement to become effective within 60 days following the filing thereof. The July 2024 Warrant is exercisable following Stockholder Approval (as defined in the July 2024 Securities Purchase Agreement) at an initial exercise price of $1.49 for a term of five years.

Warrant Amendment and Exercise

On July 9, 2024, we entered into an amendment to common stock purchase warrants (the “July 2024 Warrant Amendment”) with the holder (the “Holder”) of certain of our warrants originally issued in December 2023, April 2023, September 2022, December 2021, August 2021, and September 2020 (collectively, the “Outstanding Warrants”), pursuant to which the Company and the Holder agreed to amend each of the Outstanding Warrants to lower the exercise price of the Outstanding Warrants to $1.49 per share.

On July 17, 2024 the Holder exercised 836,570 warrants into 836,570 shares of the Company’s common stock.

Arrangement Agreement with Appili Therapeutics, Inc.

On April 1, 2024, we entered into an arrangement agreement (the “Arrangement Agreement”) with Adivir, a wholly owned subsidiary of the Company and Appili Therapeutics, Inc. (“Appili”) pursuant to which Adivir will acquire all of the issued and outstanding Class A common shares of Appili (the “Appili Shares”) on the terms and subject to the conditions set forth therein. The acquisition of the Appili Shares (the “Arrangement”) will be completed by way of a statutory plan of arrangement under the Canada Business Corporation Act.

At the effective time of the Arrangement (the “Arrangement Effective Time”), each Appili Share outstanding immediately prior to the Arrangement Effective Time (other than Appili Shares held by a registered holder of Appili Shares who has validly exercised such holder’s dissent rights) will be deemed to be assigned and transferred by the holder thereof to Adivir in exchange for: (i) $0.0467 in cash consideration per share for an aggregate cash payment of $5,668,222 (the “Cash Consideration”); and (ii) 0.002745004 of a share of our common stock or an aggregate of 332,876 shares (the “Consideration Shares” and together with the Cash Consideration, the “Transaction Consideration”). In connection with the transaction, each outstanding option and warrant of Appili will be cashed-out based on the implied in-the-money value of the Transaction Consideration, which is expected to result in an additional aggregate cash payment of approximately $341,000 (based on the number of issued and outstanding options and warrants and exchange rates as of the date of the Arrangement Agreement).

The respective obligations of each of the Company, Adivir and Appili to consummate the closing of the Arrangement (the “Closing”) are subject to the satisfaction or waiver, at or prior to the closing of the following conditions:

(i)	the Interim Order (as defined in the Arrangement Agreement) shall have been granted on terms consistent with the Arrangement Agreement and the Interim Order shall not have been set aside or modified in a manner unacceptable to either party;

(ii)	the Arrangement Resolution (as defined in the Arrangement Agreement) shall have been adopted by the Appili shareholders at the Appili shareholders’ meeting in accordance with the Interim Order;

(iii)	the Final Order (as defined in the Arrangement Agreement) shall have been granted on terms consistent with the Arrangement Agreement and the Final Order shall not have been set aside or modified in a manner unacceptable to either party;

(iv)	completion of an equity or debt financing by the Company with minimum gross proceeds of at least $20 million (the “Financing”);

(v)	there shall not be any law or order which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits the consummation of the Arrangement or the other transaction contemplated by the Arrangement Agreement;

(vi)	the issuance of the Consideration Shares will be exempt from the registration requirements of: (A) the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(10) of the Securities Act; and (B) all applicable U.S. securities laws;

(vii)	the distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable securities laws ; and

(viii)	the Consideration Shares to be issued pursuant to the Arrangement shall, subject to customary conditions, have been approved for listing on Nasdaq.

The Company and Adivir

The obligations of the Company and Adivir to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing of certain conditions, including but not limited to, the following:

(i)	as qualified in the Arrangement Agreement, the representations and warranties of Appili are true and correct as of the Arrangement Effective Time as if made as at and as of such time;

(ii)	Appili shall have fulfilled or complied in all material respects with each of its obligations, covenants and agreements contained in the Arrangement Agreement;

(iii)	dissent rights will not have been exercised with respect to more than 10% of the issued and outstanding Appili Shares;

(iv)	the LZH Consent Agreement (as defined in the Arrangement Agreement) continues to remain in full force and effect and enforceable against the parties thereto and the parties thereto have performed their respective obligations thereunder required to be completed on or before the Closing;

(v)	there shall not have been a Material Adverse Effect (as defined in the Arrangement Agreement) on Appili; and

(vi)	there is no action or proceeding pending or threatened by any governmental entity that prohibits the Company from acquiring, holding or exercising full rights of ownership of the Appili Shares, prevents or materially delays the consummation of the Arrangement, or prohibits or restricts in any material respect the ownership or operation of the business of the Company or Appili.

Appili

The obligations of Appili to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing of the following conditions:

(i)	as qualified in the Arrangement Agreement, the representations and warranties of the Company and Adivir are true and correct as of the Arrangement Effective Time as if made as at and as of such time;

(ii)	the Company and Adivir shall have fulfilled or complied in all material respects with each of its obligations, covenants and agreements contained in the Arrangement Agreement;

(iii)	there shall not have been a Material Adverse Effect (as defined in the Arrangement Agreement) on the Company or Adivir;

(iv)	the Third-Party Consents (as defined in the Arrangement Agreement) shall have been obtained;

(v)	there is no action or proceeding pending or threatened by any governmental entity that cease trades, enjoins or prohibits the Company’s ability to issue the Consideration Shares, or prevents or material delays the consummation of the Arrangement;

(vi)	the Company shall have taken steps to reconstitute the board of directors of Adivir such that it will consist of five directors as of the Effective Date, one of whom will be the Company Nominee (as defined in the Arrangement Agreement);

(vii)	the Company shall have taken steps to have caused the Appointed Officers (as defined in the Arrangement Agreement) to be duly appointed officers of Adivir;

(viii)	the Company shall satisfy on the Arrangement Effective Date the payment in immediately available funds as directed in writing by Appili of not less than 50% of the outstanding accounts payable of Appili, provided that in the event the Company raises gross proceeds of more than $25 million in the Financing, any amounts raised by the Company in excess of $25 million shall be first applied by the Company to satisfy any unpaid Closing Company Payables (as defined in the Arrangement Agreement); and

(ix)	the Company shall have deposited with the Depositary (as defined in the Arrangement Agreement) the Consideration Shares and the Cash Consideration.

The Arrangement Agreement may be terminated at any time prior to the consummation of the Closing by mutual written consent of the Company and Appili.

As further set out in the Arrangement Agreement, either the Company or Appili may also terminate the Arrangement Agreement prior to the Effective Time if: (i) the Appili shareholders’ meeting is duly convened and held and the Arrangement Resolution (as defined in the Arrangement Agreement) is voted on by the Appili shareholders and not approved by the Appili shareholders as required by the Interim Order (as defined in the Arrangement Agreement); (ii) if any Law (as defined in the Arrangement Agreement) is enacted, made, issued, rendered, enforced or amended following the date of the Arrangement Agreement that prohibits the Arrangement and such Law has become final and non-appealable; (iii) the Arrangement Effective Time does not occur on or prior to July 31, 2024 (the “Outside Date”); or (iv) the Financing is not completed on or before 5:00 p.m. (ET) on June 30, 2024 or such later date as the parties may in writing agree.

The Company may terminate the Arrangement Agreement if prior to the Effective Time: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Appili that would cause any Company or Adivir conditions to closing not to be satisfied; (ii) prior to the approval of the Arrangement Resolution (as defined in the Arrangement Agreement) by the Appili shareholders the Appili board of directors makes a Company Change in Recommendation (as defined in the Arrangement Agreement) or enters into a written agreement to effect a Company Acquisition Proposal (as defined in the Arrangement Agreement); (iii) there has been a Material Adverse Effect (as defined in the Arrangement Agreement) in respect of Appili which is incapable of being cured on or before the Outside Date; (iv) Appili is in material breach of any of the non-solicitation or match provisions of the Arrangement Agreement; or (v) any of the conditions to closing for the mutual benefit of the parties or for the benefit of the Company or Adivir cannot be satisfied prior to the Outside Date and such breach or failure is incapable of being cured, provided that such breach or failure did not result from any action of the Company or Adivir.

Appili may terminate the Arrangement Agreement if prior to the Arrangement Effective Time: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company that would cause any Appili conditions to closing not to be satisfied; (ii) prior to the approval of the Arrangement Resolution (as defined in the Arrangement Agreement) by the Appili shareholders if the Appili board of directors makes a Company Change in Recommendation (as defined in the Arrangement Agreement) or enters into a written agreement to effect a Company Superior Proposal (as defined in the Arrangement Agreement); (iii) the Company does not provide the Depositary (as defined in the Arrangement Agreement) with sufficient consideration to complete the transactions contemplated by the Arrangement Agreement; (iv) there has occurred a Material Adverse Effect (as defined in the Arrangement Agreement) in respect of the Company which is incapable of being cured prior to the Outside Date; (v) any of the conditions to closing for the mutual benefit of the parties or for the benefit of Appili cannot be satisfied prior to the Outside Date and such breach or failure is incapable of being cured, provided that such breach or failure did not result from any action of Appili; or (vi) the Company does not take all actions within its control that are necessary to remedy a default on or prior to 5:00 p.m. (ET) on the day that is 15 business days from the date of the Arrangement Agreement.

First Amending Agreement

On July 1, 2024, the Company, Adivir and Appili entered into an Amending Agreement, pursuant to which the parties agreed that: (i) the Outside Date (as defined in the Arrangement Agreement) would be changed to August 30, 2024; (ii) the date by which Appili shall convene and conduct the stockholder meeting to approve the Arrangement Agreement (the “Appili Meeting”) would be no later than August 30, 2024, provided that Appili shall be under no obligation to convene the Appili Meeting prior to the date that is 50 days following the date that the Company delivers to Appili all complete Additional Financial Disclosure (as defined in the Arrangement Agreement) required for inclusion in the Company Circular (as defined in the Arrangement Agreement); (iii) Aditxt shall use commercially reasonable efforts to complete the Financing (as defined in the Arrangement Agreement) no later than August 30, 2024; and (iv) the Company or Appili may terminate the Arrangement Agreement if the Financing is not completed by 5:00 p.m. (ET) on August 30, 2024 or such later date as the Parties may agree in writing.

Second Amending Agreement

On July 18, 2024, the Company, Adivir and Appili entered into a Second Amending Agreement, pursuant to which the Arrangement Agreement was amended to provide that (i) the Outside Date will be extended to September 30, 2024, (ii) the Appili Meeting will be conducted no later than September 30, 2024, provided that Appili shall be under no obligation to hold the Appili Meeting prior to the date that is 50 days following the date that the Company delivers all complete Additional Financial Disclosure required for inclusion in the Company Circular; (iii) the Company shall use commercially reasonable efforts to complete the Financing on or prior to September 15, 2024; and (iv) the Company and Appili may terminate the Arrangement Agreement if the Financing is not completed on or before 5:00 p.m. (ET) on September 15, 2024 or such later date as the Parties may in writing agree

Third Amending Agreement

On August 20, 2024, the Company, Adivir and Appili entered into a Third Amending Agreement (the “Third Amending Agreement”), pursuant to which the Arrangement Agreement was amended to provide that (i) the Outside Date will be extended to November 19, 2024, (ii) Appili shall convene an annual and special meeting in parallel to the Appili Meeting, to approve as promptly as practicable Appili’s continuation from a corporation governed under the Canada Business Corporations Act to a corporation governed under the Business Corporations Act (Ontario) (the “Continuance”); (iii) the date by which Appili shall convene the Appili Meeting will be extended to no later than November 6, 2024, provided that Appili shall be under no obligation to hold the Appili Meeting prior to the date that is 50 days following the date that the Company delivers all complete Additional Financial Disclosure required for inclusion in the Company Circular; (iv) the Company shall use commercially reasonable efforts to complete the Financing on or prior to October 18, 2024; and (v) the completion of the Continuance shall be a condition to the completion of the Arrangement.

Conversions of Preferred Stock

On July 17, 2024 certain holders of the Company’s A-1 Preferred Stock converted 67 shares of A-1 Preferred Stock into 82,736 shares of the Company’s common stock.

On July 19, 2024 certain holders of the Company’s A-1 Preferred Stock converted 121 shares of A-1 Preferred Stock into 150,036 shares of the Company’s common stock.

On July 23, 2024 certain holders of the Company’s A-1 Preferred Stock converted 20 shares of A-1 Preferred Stock into 25,829 shares of the Company’s common stock.

Corporate Information

We were incorporated as a Delaware corporation on September 28, 2017. Our principal executive offices are located at 2569 Wyandotte Street, Suite 101, Mountain View, CA 94043, and our telephone number is (650) 870-1200.

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in this prospectus, together with all of the other information contained or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 16, 2024, and any updates described in our Quarterly Reports on Form 10-Q, all of which are incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

As of the date of this prospectus, we have entered into several agreements and may enter into additional agreements following the date hereof, which will limit our discretion with respect to the use of the net proceeds from this offering. Following our satisfaction of such obligations, we will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

On August 28, 2024, we entered into Letter Agreement with each of the Holders of our May Senior Notes, pursuant to which we agreed that we would apply 40% of the net proceeds from any sales of common stock under this prospectus to make payments on the May Senior Notes in the aggregate principal amount of $986,379.68 and the July Senior Notes in the aggregate principal amount of $1.5 million (collectively, the “Senior Notes”). In addition, pursuant to the Letter Agreement, commencing on the date that the Senior Notes have been repaid in full, we agreed to redeem all holders (each, a “Series C-1 Holder”) of our then outstanding Series C-1 Convertible Preferred Stock which have a stated value of $10,853,000 (ratably based on the amount of Preferred Stock then held by each Series C-1 Holder) in an amount equal to, in the aggregate among all Series C-1 Holders, 40% of the net proceeds from any sales of common stock under this prospectus.

Following the date of this prospectus, we may enter into additional agreements that further limit our discretion with respect to the use of proceeds hereunder. Following the satisfaction of our obligations under such agreements, our management will have broad discretion in the application of the proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow, and could cause the price of our common stock to decline.

If we sell shares of our common stock under the Purchase Agreement, our existing stockholders will experience immediate dilution and, as a result, our stock price may go down.

Pursuant to the Purchase Agreement, we have agreed to sell up to $150,000,000 of shares of our common stock at our option and subject to certain limitations, and up to 2,250,000 shares of our common stock as consideration for Seven Knots’ commitment to enter into the Purchase Agreement. As of the date of this prospectus, we have not issued or sold any shares of our common stock under the Purchase Agreement. For additional details on this financing arrangement, please refer to “Seven Knots Transaction” and “Plan of Distribution” located elsewhere in this prospectus. The sale of shares of our common stock pursuant to the Purchase Agreement will have a dilutive impact on our existing stockholders. Seven Knots may resell some or all of the shares we issue to it under the Purchase Agreement and such sales could cause the market price of our common stock to decline, which decline could be significant.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain, in addition to historical information, certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulatory environment and availability of resources. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should”, “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus or incorporated herein by reference.

Risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied in our written or oral forward-looking statements may be found in this prospectus and any accompanying prospectus supplement under the heading “Risk Factors” and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 16, 2024 under the headings “Risk Factors” and “Business,” as may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus and incorporated herein by reference, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

The proceeds from this offering will vary depending on the number of shares that we offer, the offering price per share and the applicable offering discount rate. We may receive gross proceeds of up to $150,000,000 over the remaining term of the Purchase Agreement. We may sell fewer than all of the shares offered by this prospectus, in which case our net offering proceeds will be less, and we may raise less than the maximum $150,000,000 in gross offering proceeds permitted by this prospectus.

Pursuant to the Letter Agreement, we agreed: (i) to apply 40% of the net proceeds from the sale of the securities offered by this prospectus to repay the May Senior Notes and July Senior Notes; and (ii) following repayment of the May Senior Notes and July Senior Notes, to apply 40% of the net proceeds from the sale of the securities offered by this prospectus to redeem outstanding shares of our Series C-1 Convertible Preferred Stock. We currently intend to use the net proceeds from the sale of securities offered by this prospectus supplement for general corporate purposes, including working capital and other general and administrative purposes.

We may also use any net proceeds from this offering for acquisitions of complementary products, technologies or businesses, but we do not have any current plans, agreements or commitments for any specific acquisitions at this time. We have not reserved or allocated specific amounts for any of these purposes, other than our obligations under the Evofem Merger Agreement to (i) pay the holders of Evofem common stock $1.8 million in exchange for all outstanding shares of Evofem common stock; (ii) purchase an additional 1,500 shares of Evofem Series F-1 Preferred Stock for an additional purchase price of $1.5 million by September 30, 2024; (iii) purchase an additional 1,500 shares of Evofem Series F-1 Preferred Stock for an additional purchase price of $1.5 million on by October 31, 2024; and (iv) to pay the Cash Consideration of $5,668,222 under the Appili Arrangement Agreement. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. The timing and amount of our actual expenditures will be based on many factors, including, among others, cash flows from operations and any growth of our business. Our management will have broad discretion in applying any net proceeds of this offering. Until the funds are used as described above, we intend to invest any net proceeds from this offering in interest bearing, investment grade securities.

SEVEN KNOTS TRANSACTION

On May 2, 2024, we entered into, pursuant to the Purchase Agreement with Seven Knots, pursuant to which Seven Knots has agreed to purchase from us, from time to time, in our sole discretion, from and after the date of this prospectus and until the termination of the Purchase Agreement in accordance with the terms thereof, shares of our common stock having a total maximum aggregate purchase price of $150,000,000 (the “Purchase Shares”), upon the terms and subject to the conditions and limitations set forth in the Purchase Agreement.

In connection with the Purchase Agreement, we also entered into a Registration Rights Agreement with Seven Knots (the “Registration Rights Agreement”), pursuant to which we agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issued to Seven Knots pursuant to the Purchase Agreement (the “Registration Statement”) by the later of (i) the 30th calendar day following the closing date, and (ii) the second business day following the date on which we obtain Stockholder Approval (as defined below).

We may, from time to time and at its sole discretion, direct Seven Knots to purchase shares of our common stock upon the satisfaction of certain conditions set forth in the Purchase Agreement at a purchase price per share based on the market price of our common stock at the time of sale as computed under the Purchase Agreement. There is no upper limit on the price per share that Seven Knots could be obligated to pay for common stock under the Purchase Agreement. We will control the timing and amount of any sales of our common stock to Seven Knots, and Seven Knots has no right to require us to sell any shares to it under the Purchase Agreement. Actual sales of shares of common stock to Seven Knots under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including (among others) market conditions, the trading price of our common stock and determinations by us as to available and appropriate sources of funding for us and our operations. Seven Knots may not assign or transfer its rights and obligations under the Purchase Agreement.

Under the applicable Nasdaq rules, we were prohibited from issuing to Seven Knots under the Purchase Agreement more than 332,876 shares of common stock, which number of shares is equal to 19.99% of the shares of the common stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), until we obtained stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules (“Stockholder Approval”), or (ii) the average price per share paid by Seven Knots for all of the shares of common stock that we  direct Seven Knots to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds the official closing sale price on the Nasdaq Capital Market immediately preceding the delivery of the applicable purchase notice to Seven Knots and (B) the average of the closing sale prices of the our common stock on the Nasdaq Capital market for the five business days immediately preceding the delivery of such purchase notice. We obtained Stockholder Approval at our 2024 annual meeting of stockholders on August 7, 2024.

In all cases, we may not issue or sell any shares of common stock to Seven Knots under the Purchase Agreement which, when aggregated with all other shares of our common stock then beneficially owned by Seven Knots and its affiliates, would result in Seven Knots beneficially owning more than 4.99% of the outstanding shares of our common stock.

Purchase of Shares under the Purchase Agreement

Fixed Purchases

Under the Purchase Agreement, on any business day selected by us where the closing sale price of our common stock equals or exceeds $1.00 per share (and provided that all shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases, have theretofore been properly delivered to Seven Knots in accordance with the Purchase Agreement), we may direct Seven Knots to purchase, in what we refer to as a Fixed Purchase, up to the lesser of 100,000 shares or $200,000. The purchase price per share for each such Fixed Purchase will be equal to the lesser of 95% of:

●	the daily volume weighted average price of our common stock for the five trading days immediately preceding the Fixed Purchase date; or

●	the lowest trading price of a share of our common stock on the applicable Fixed Purchase date.

VWAP Purchases

In addition to Fixed Purchases, we also have the right to direct Seven Knots, on any business day on which we have properly submitted to Seven Knots a Fixed Purchase notice for the maximum amount of shares we are then permitted to sell in a Fixed Purchase (and provided that all shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases have theretofore been properly delivered to Seven Knots), to purchase an additional amount of our common stock, which we refer to as a VWAP Purchase, of up to the lesser of:

●	300% of the number of shares to be purchased pursuant to such Fixed Purchase; and

●	30% of the trading volume in our Common Stock during the applicable VWAP Purchase period on the applicable VWAP Purchase date

The purchase price per share for each such Accelerated Purchase will be equal to the lesser of 95% of:

●	the closing sale price of the common stock on the applicable VWAP Purchase date; and

●	the volume weighted average price during the applicable VWAP Purchase period.

Additional VWAP Purchases

We also have the right to direct Seven Knots on a VWAP Purchase date for an Additional VWAP Purchase (and provided that all of the Purchase Shares subject to all prior Fixed Purchases, VWAP Purchases and Additional VWAP Purchases, including those that have occurred earlier on the same trading day have theretofore been properly delivered to Seven Knots in accordance with the Purchase Agreement), to purchase additional shares of our common stock in another VWAP Purchase, which we refer to as an Additional VWAP Purchase, on the same business day, which shall not exceed $2 million in the aggregate for such VWAP Purchase and Additional VWAP Purchase, of up to the lesser of:

●	300% of the number of shares purchased pursuant to the applicable corresponding Fixed Purchase; and

●	30% of the aggregate shares of our common stock traded during the period on the applicable Additional VWAP Purchase date.

The purchase price per share for each such Additional VWAP Purchase will be equal to the lower of:

●	95% of the volume-weighted average price of our common stock for the applicable Additional VWAP Purchase period; and

●	the closing sales price of our common stock on such Additional VWAP Purchase date.

Termination Rights

We have the right to terminate the Purchase Agreement at any time after the Commencement Date (as defined in the Purchase Agreement), at no cost or penalty, upon three trading days’ prior written notice to Seven Knots. The Company and the Investor may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective during the pendency of any purchase that has not then fully settled in accordance with the Purchase Agreement. Neither the Company nor the Investor may assign or transfer the Company’s respective rights and obligations under the Purchase Agreement.

Effect of Performance of the Purchase Agreement on our Stockholders

All shares registered in this offering that may be issued and sold by us to Seven Knots under the Purchase Agreement are expected to be freely tradable. Shares registered in this offering may be sold over the term of the Purchase Agreement. The sale by Seven Knots of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Sales of our common stock to Seven Knots, if any, will depend upon market conditions and other factors to be determined by us, in our sole discretion. We may ultimately decide to sell to Seven Knots all, some or none of the shares of our common stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Seven Knots, after Seven Knots has acquired the shares, Seven Knots may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Seven Knots by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. In addition, if we sell a substantial number of shares to Seven Knots under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Seven Knots may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to Seven Knots and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct Seven Knots to purchase up to $150,000,000 of our common stock, exclusive of any shares of common stock that we may issue as consideration for its commitment to purchase shares of our common stock under the Purchase Agreement. As noted above and as of the date of this prospectus we have not issued or sold any shares of common stock to Seven Knots under the Purchase Agreement. The Purchase Agreement prohibits us from issuing or selling to Seven Knots under the Purchase Agreement shares of our common stock if those shares, when aggregated with all other shares of our common stock then beneficially owned by Seven Knots, would exceed 4.99% of the outstanding shares of our common stock.

SELLING STOCKHOLDER

This prospectus relates to the offer and resale by Seven Knots of up to 150,000,000 shares of common stock that may be issued by us to Seven Knots under the Purchase Agreement. For additional information regarding the shares of common stock included in this prospectus, see the section titled “Seven Knots Transaction” above. We are registering the shares of common stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement we entered into with Seven Knots on May 2, 2024 in order to permit Seven Knots to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and as set forth in the section titled “Plan of Distribution” in this prospectus, Seven Knots has not had any material relationship with us within the past three years.

The table below presents information regarding Seven Knots and the shares of common stock that may be resold by Seven Knots from time to time under this prospectus. This table is prepared based on information supplied to us by Seven Knots, and reflects holdings as of September 5, 2024. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock being offered for resale by Seven Knots under this prospectus. Seven Knots may sell some, all or none of the shares being offered for resale in this offering. We do not know how long Seven Knots will hold the shares before selling them, and we are not aware of any existing arrangements between Seven Knots and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which Seven Knots has sole or shared voting and investment power. The percentage of shares of common stock beneficially owned by Seven Knots prior to the offering shown in the table below is based on an aggregate of 5,388,685 shares of our common stock outstanding on September 5, 2024. Because the purchase price to be paid by Seven Knots for shares of common stock, if any, that we may elect to sell to Seven Knots from time to time under the Purchase Agreement will be determined on the applicable dates for such purchases, the actual number of shares of common stock that we may sell to Seven Knots under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by Seven Knots of all of the shares of common stock being offered for resale pursuant to this prospectus.

Selling Stockholder	Number of shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Beneficially Owned After Offering	Percent of Common Stock Beneficially Owned After Offering
Seven Knots, LLC(1)	-	(1)	150,000,000	-	-

(1)	The business address of Seven Knots, LLC is 400 E 66th Street, New York, NY 10065. Seven Knots, LLC’s principal business is that of a private investor. Marissa J. Welner is the beneficial owner of 50% of the membership interests in Seven Knots LLC. Marissa J. Welner has sole voting control and investment discretion over securities beneficially owned directly by Seven Knots, LLC. We have been advised that neither Ms. Welner nor Seven Knots LLC is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Ms. Welner as to beneficial ownership of the securities beneficially owned directly by Seven Knots, LLC.

DILUTION

If you purchase securities in the offering, you will experience immediate dilution to the extent of the difference between the effective public offering price per share of $1.00 per share of common stock and our as-adjusted pro forma net tangible book value per share immediately after the offering. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock. As of June 30, 2024, our net tangible book value was approximately $6.3 million, or approximately $3.18 per share.

Our pro forma net tangible book value on June 30, 2024 was approximately $8.5 million, or $1.57 per share, after giving effect to (i) the issuance of notes of $1.5 million (ii) the issuance of an aggregate of 836,570 shares of our common stock upon the exercise of outstanding warrants at a reduced exercise price of $1.49 per share resulting in gross proceeds of approximately $1.2 million, (iii) the issuance of an aggregate of 258,601 shares of our common stock upon the conversion of outstanding Series A-1 Convertible Preferred Stock (iv) the issuance of common stock and prefunded warrants of 1,003,000 shares upon the closing of a $1.2 million registered direct offering, and (v) the issuance of 1,296,824 common shares in exchange for the conversion of Series B-1 Convertible Preferred shares. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

The following table illustrates this per-share of our common stock dilution:

Effective offering price per share of common stock			$1.00
Pro forma net tangible book value per share as of June 30, 2024			$1.57
Decrease in pro forma net tangible book value per share attributable to this offering	$		(0.55)
As adjusted pro forma net tangible book value per share as of June 30, 2024 after giving effect to this offering		$1.02
Anti-Dilution per share to the new investor in this offering		$(0.02)

The information above assumes for illustrative purposes that an aggregate of 150,000,000 shares of our common stock were sold during the term of the offering at a sales price of $1.00 per share, which is the minimum price at which we may sell shares under the Purchase Agreement, for aggregate gross proceeds of $150,000,000.

The total number of shares of our common stock reflected in the discussion and tables above is based on 1,993,690 shares of our common stock outstanding as of June 30, 2024, but excludes the following as of such date:

●	6,887,581 shares of our Common Stock issuable upon exercise of warrants, subject to vesting having a weighted average exercise price of $10.63 per share;

●	45,572 shares of our Common Stock issuable upon exercise of outstanding options under our 2017 Equity Incentive Plan and 2021 Equity Incentive Plan or the 2017 Plan and the 2021 plan, respectively, subject to vesting;

●	5,018,019 shares of our Common Stock issuable upon a standard conversion of outstanding Series A-1 Convertible Preferred Stock;

●	1,477,833 shares of our Common Stock issuable upon a standard conversion of outstanding Series B-1 Convertible Preferred Stock;

●	557,325 shares of our Common Stock issuable upon a standard conversion of outstanding Series B-2 Convertible Preferred Stock;

●	1,613,103 shares of our Common Stock issuable upon a standard conversion of outstanding Series C-1 Convertible Preferred Stock; and

PLAN OF DISTRIBUTION

The common stock offered by this prospectus are being offered by the selling stockholder, Seven Knots, LLC. The shares may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of our common stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our common stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

n order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Seven Knots, LLC is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Seven Knots has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our common stock that it has acquired and may in the future acquire from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Seven Knots has informed us that each such broker-dealer will receive commissions from Seven Knots that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of our common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the selling shareholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of our common stock sold by the selling shareholder may be less than or in excess of customary commissions. Neither we nor the selling shareholder can presently estimate the amount of compensation that any agent will receive from any purchasers of our common stock sold by the selling shareholder.

We know of no existing arrangements between the selling shareholder or any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the selling shareholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the selling shareholder, any compensation paid by the selling shareholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of our common stock covered by this prospectus by the selling shareholder. As consideration for its irrevocable commitment to purchase our common stock under the Purchase Agreement, we may issue to Seven Knots 2,250,000 shares of common stock as Commitment Shares in accordance with the Purchase Agreement on the later of (i) January 2, 2025 and (ii) the Trading Day following the date on which Stockholder Approval is obtained. We have also paid to Seven Knots $25,000 in cash as reimbursement for the reasonable, out-of-pocket expenses incurred by Seven Knots, including the legal fees and disbursements of Seven Knots’s legal counsel, in connection with its due diligence investigation of the Company and in connection with the preparation, negotiation and execution of the Purchase Agreement.

We also have agreed to indemnify Seven Knots and certain other persons against certain liabilities in connection with the offering of our common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Seven Knots has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Seven Knots specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $200,000.

Seven Knots has represented to us that at no time prior to the date of the Purchase Agreement has Seven Knots or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Seven Knots has agreed that during the term of the Purchase Agreement, neither Seven Knots, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised the selling shareholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all of our common stock offered by this prospectus have been sold by the selling shareholder.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol “ADTX”.

LEGAL MATTERS

Sheppard, Mullin, Richter & Hampton LLP, New York, New York, will pass upon the validity of the shares of our common stock offered hereby. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

dbbmckennon, an independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023, as set forth in their report, which includes an explanatory paragraph as to our ability to continue as a going concern, dated April 16, 2024, which is incorporated by reference in this prospectus and elsewhere in the registration statement, given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Evofem Biosciences, Inc. as of and for the year ended December 31, 2023 incorporated by reference in this Registration Statement of Aditxt, Inc., have been audited by BPM LLP, an independent registered public accounting firm, as stated in their report (which contains an explanatory paragraph relating to substantial doubt about the ability of Evofem Biosciences, Inc. to continue as a going concern as described in Note 1 to the consolidated financial statements) which is also incorporated by reference herein. Such consolidated financial statements have been so incorporated by reliance herein in reliance on the report of such firm given on the authority of said firm as experts in auditing and accounting.

The financial statements of Evofem Biosciences, Inc. and subsidiaries as of December 31, 2022, and for the year ended December 31, 2022, incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The audited historical financial statements of Appili Therapeutics Inc. which appears in Aditxt, Inc.’s Current Report on Form 8-K filed on August 1, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus and any prospectus supplement, which form a part of the registration statement, do not contain all the information that is included in the registration statement. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Documents By Reference” are also available on our website, www.aditxt.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement, however the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

●	Current Reports on Form 8-K, filed with the SEC on January 2, 2024, January 5, 2024, January 5, 2024, January 9, 2024, January 19, 2024, January 30, 2024, January 30, 2024, February 2, 2024, February 6, 2024, February 9, 2024, February 15, 2024, February 16, 2024, February 21, 2024, February 22, 2024, February 29, 2024, March 1, 2024, March 4, 2024, March 11, 2024, April 4, 2024 (as amended on August 1, 2024), April 12, 2024, May 3, 2024 (as amended May 3, 2024), May 7, 2024, May 8, 2024, May 13, 2024, May 22, 2023, May 28, 2024, June 12, 2024, June 21, 2024, June 25, 2024, July 8, 2024, July 9, 2024, July 18, 2024, July 22, 2024, August 1, 2024 (originally filed on December 12, 2023), August 8, 2024, August 9, 2024, August 13, 2024, August 21, 2024, August 28, 2024, September 5, 2024 (originally filed on December 12, 2023 and April 4, 2024, respectively), and September 6, 2024;

●	Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 16, 2024;

●	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed with the SEC on May 20, 2024;

●	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 19, 2024;

●	Proxy Statement on Schedule 14A filed on July 5, 2024; and

●	the description of our common stock and our preferred stock contained in our Registration Statement on Form 8-A12B/A filed with the SEC on June 17, 2020, and any amendments or reports filed updating such description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to:

Aditxt, Inc.

2569 Wyandotte Street, Suite 101

Mountain View, CA 94043

Phone: (650) 870-1200

You also may access these filings on our website at http://www.aditxt.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the Company. All of such fees and expenses, except for the SEC registration fee and the FINRA filing fee, are estimated:

SEC registration fee	$22,140
FINRA filing fees	*
Legal fees and expenses	*
Printing fees and expenses	*
Accounting fees and expenses	*
Miscellaneous fees and expenses	*
Total	$22,140	*

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time. The applicable prospectus supplement will set forth the estimated amount of expenses of any offering of securities.

Item 15. Indemnification of Officers and Directors.

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Aditxt shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our Certificate of Incorporation and Bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL.

Item 16. Exhibits.

a) Exhibits.

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (File No. 333-235933)
3.2	Certificate of Amendment, dated June 29, 2020 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 13, 2020)
3.3	Amended and Restated Bylaws (incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (File No. 333-235933)
3.4	Certificate of Designation Series A Preferred Stock (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-248491)
3.5	Certificate of Amendment, filed with the Secretary of State of the State of Delaware on May 24, 2021 (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on May 25, 2021)
3.6	Certificate of Amendment, dated July 6, 2021 (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on July 8, 2021)
3.7	Amendment No. 1 to Amended and Restated Bylaws of Aditxt, Inc. (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on July 8, 2022)
3.8	Certificate of Designation of Series B Preferred Stock, dated July 19, 2022 (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on July 20, 2022)
3.9	Certificate of Amendment to Certificate of Incorporation of Aditxt, Inc. (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on September 14, 2022)
3.10	Certificate of Designation of Series C Preferred Stock, dated July 11, 2023 (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on July 14, 2023)
3.11	Certificate of Amendment to Certificate of Incorporation of Aditxt, Inc. (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on August 17, 2023)
3.12	Series A-1 Certificate of Designation filed with the Secretary of State of Delaware (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on December 26, 2023)
3.13	Series B-2 Certificate of Designation filed with the Secretary of State of Delaware (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on January 2, 2024)
3.14	Series B-1 Certificate of Designation filed with the Secretary of State of Delaware (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on January 30, 2024)
3.15	Certificate of Designation for Series C-1 Preferred Stock (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on May 8, 2024)
3.16	Certificate of Designation for Series D-1 Preferred Stock (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on May 8, 2024)
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP as to the legality of the securities being registered
23.1*	Consent of dbbmckennon, Independent Registered Public Accounting Firm
23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
23.3*	Consent of BPM LLP
23.4*	Consent of Deloitte & Touche LLP
23.5*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of Attorney
107*	Filing Fee Table

*	Previously filed.

**	To the extent applicable, to be filed by an amendment or as an exhibit to a document filed under the Exchange Act, and incorporated by reference herein.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on September 11, 2024.

ADITXT, INC.

By:	/s/ Amro Albanna
Amro Albanna
Chief Executive Officer

We, the undersigned officers and directors of Aditxt, Inc., hereby severally constitute and appoint Amro Albanna, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

WITNESS our hands and common seal on the dates set forth below.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date

/s/ Amro Albanna	Chief Executive Officer, President and Director	September 11, 2024
Amro Albanna	(Principal Executive Officer)

/s/ Thomas J. Farley	Chief Financial Officer	September 11, 2024
Thomas J. Farley	(Principal Financial and Accounting Officer)

*	Director	September 11, 2024
Brian Brady

*	Director	September 11, 2024
Charles Athle Nelson

*	Director	September 11, 2024
Jeffrey W. Runge, M.D.

*	Chief Innovation Officer and Director	September 11, 2024
Shahrokh Shabahang

By:	/s/ Amro Albanna
Amro Albanna, Attorney-in-fact